EX-99.B8.ac.
Amendment to Participation Agreement

This Amendment to that certain Participation Agreement ("Agreement"), is entered into by and among The Lazard Retirement Series, Inc (the "Fund"), Lazard Asset Management LLC ("LAM"), Lazard Asset Management Securities LLC ( "Lazard") and Allianz Life Financial Services, LLC ("Contract Distributor") and Allianz Life Insurance Company of North America (the "Company") is effective this 1st day of September, 2015.

WHEREAS, the Company, pursuant to the Agreement, purchases shares of Portfolios of the Fund on behalf of the Company's Accounts to fund certain Contracts issued by the Company; and

WHEREAS, the Fund, LAM, Lazard and the Company (each a "Party" and, together, the "Parties") seek to enter into this Amendment in order to permit the Parties to deliver the Fund's Summary Prospectuses pursuant to the requirements of Rule 498 ("Rule 498") as promulgated under the Securities Act of 1933;

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, and intending to be legally bound, the Parties agree as follows:

1.
Capitalized terms used herein but not defined shall have their respective meanings set forth in the Agreement.  For purposes of this Amendment, the terms "Summary Prospectus" and "Statutory Prospectus" shall have the same meanings as set forth in Rule 498.

2.	The Agreement is amended to provide as follows:

a.
The Fund represents, warrants and covenants that the availability of the Fund's Statutory Prospectuses and certain other Fund documents will comply with all applicable requirements of Rule 498, including, in particular, paragraph (e).

b.
(i) The Fund shall be responsible for compliance with the provisions of Rule 498(f)(1) involving Contract owners' requests for additional Fund documents made directly to the Fund.
 (ii) The Company shall be responsible for compliance with the provisions of Rule 498(f)(1) involving Contract owners' requests for additional Fund documents made directly to the Company.  In connection with the Company's obligation to deliver the documents pursuant to a request made directly to it, the Company shall obtain all such documents from the website maintained by Fund and/or the Underwriter for purposes of complying with Rule 498(e), and shall not alter, in any way, such documents.

c.
The Company represents and warrants that any bundling and delivery of Summary Prospectuses and Statutory Prospectuses will be compliant with Rule 498(c) and the greater prominence requirements of 498(f)(2).

3.	The Parties agree that all other provisions of the Agreement, including the indemnification provisions, will apply to the terms of this Amendment as applicable.

4.	The Company agrees that it will give the Fund and Lazard sufficient notice of its intended use of the Summary Prospectuses or the Statutory Prospectuses.
IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and behalf by its duly authorized officer.

Dated as of September 1, 2015.

THE LAZARD RETIREMENT SERIES, INC (Fund)

By: /s/            Steve St. Clair
Steve St. Clair
Its:            Treasurer

LAZARD ASSET MANAGEMENT LLC

By: /s/            Charles L. Carroll
Charles L. Carroll
Its:            _____________________

LAZARD ASSET MANAGEMENT SECURITIES LLC

By: /s/            Charles L. Carroll
Charles L. Carroll
Its:            _____________________

ALLIANZ LIFE FINANCIAL SERVICES, LLC ("Contract Distributor")

By: /s/ Corey Walther
Corey Walther
Its:            Chief Operating Officer

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA (Company)

By: /s/            Brian J. Muench
Brian J. Muench
Its:            Vice President, Investments